Exhibit 99.1

NASDAQ: SGLD TSXV: SGLD #750-1095 W. Pender St. Vancouver, BC V6E2M6 WWW.SCORPIOGOLD.COM

SCORPIO GOLD DRILLS 9.4 g/t GOLD OVER 13.05 METRES FROM 78.63
METRES AT APRIL FOOL, A MODERN DISCOVERY HOLE AND AN 850 M
STEP-OUT FROM CORE MANHATTAN RESOURCE AREA

Highlights

●	Drill Hole 26MN-133 returned:

○	9.4 g/t gold over 13.05 metres (“m”) from 78.63 m

○	Including 16.03 g/t gold over 2.44 m from 80.01 m

○	And 19.83 g/t gold over 4.11 m from 84.34 m

●	Targeting concept developed by mapping and sampling is confirmed by drill hole results; faulted contact zone of Paleozoic meta-sediment package and Manhattan Caldera volcanics is strongly mineralized with gold in quartz/sulfide hydrothermal breccias

●	0.33 g/t gold over 45.57 m from 235.85 m in strongly altered meta-mudstones crosscut by molybdenite-bearing aplitic dikes and granitic intrusions

●	Modern Discovery at April Fool with first drill hole containing an intercept of 122.67 gram•metres gold

November 10, 2026 – Vancouver, British Columbia – Scorpio Gold Corporation (NASDAQ: SGLD | TSX-V: SGLD | OTCQB: SRCRF | FSE: RY9) (“Scorpio Gold” or the “Company”) is pleased to announce results from one drill hole of the Phase Two drill program at the Manhattan District Project (“Manhattan”), Nevada, USA: diamond drill hole 26MN-133 at the April Fool Target (the “Target”; see Figure 1). The results are tabulated in Table 1 and discussed below. Scorpio Gold has drilled 125 drill holes to date from its Phase Two diamond drilling program, 25MN-011 through 25MN-045, 26MN-046 through 26MN-135, for a grand total of 37,174 m. With the results herein, Scorpio Gold has reported assays on 116 of these (25MN-011 through 25MN-045, 26MN-046 through 26MN-125, 26MN-133), totalling 33,891 m, and assays are pending from 9 holes (26MN-126 through 26MN-132, 26MN-134 and 26MN-135), totalling 3,283 m. The pending results will be reported as they become available.

“April Fool is the first step-out of magnitude from the Manhattan resource. It sits approximately 850 metres from the core corridor that has carried our drilling to date, and the first modern hole has returned 9.4 g/t gold over 13.05 metres. What makes this result so important is the setting. Our mapping identified April Fool as a direct analogue of the Zanzibar Trend, and 26MN-133 has confirmed it: a mineralized feeder structure on the contact between the caldera volcanics and the Paleozoic metasediments, the same control that has delivered repeated intercepts on the Zanzibar Trend throughout 2026. That opens the potential to extend the mineralized system well beyond the current resource footprint. This is a modern discovery hole outside the main resource corridor on one of the five historic resource areas at Manhattan, and we believe systematically drilling each of those areas is how we will demonstrate the true district-scale potential of the Manhattan District”, commented Zayn Kalyan, CEO and Director of Scorpio Gold.

“The results of this first modern drill hole at April Fool demonstrate that Scorpio’s geological team understands mineralization controls at the many showings across the property and can target exploration drilling effectively. This is one of a series of target areas that have seen no modern drilling, and we will systematically test them all. Keystone Jumbo is another target we feel confident of success at, and this is the next target scheduled for modern drill testing. Scorpio views this pipeline of targets as areas of focused mineralization within a district scale hydrothermal system of impressive extent and endowment,, which further drilling will be required to define,” commented Leo Hathaway, Executive Technical Director of Scorpio Gold.

Figure 1: Overview of the Manhattan District with location of Target Areas relative to the Maiden 2025 Inferred Mineral Resource Estimate (“MRE”) and location of drill hole 26MN-133, see below for details.

Drill Hole ID	Target Azimuth / Dip	From (m)	To (m)	Intercept¹ (m)	Gold (g/t)
26MN-133	April Fool	78.63	91.68	13.05	9.40
512 m	160° / -45°
	including	80.01	82.45	2.44	16.03
	and	84.34	88.45	4.11	19.83
		124.99	131.73	6.74	0.58
		235.85	281.42	45.57	0.33

Table 1 Tabulated assay results showing significant intervals of gold mineralization. Intervals contain no more than 3 continuous metres grading less than 0.1 g/t gold (0.1 g/t gold is also the cut-off grade applied). 1There is insufficient geological data to determine true width of intervals. No top-cut has been applied; the highest grade sample returned 35.94 g/t gold.

Since May 2026, ongoing fieldwork across the Company’s claim package has improved the geological and mineralization control understanding of the Manhattan District, advanced several target areas, and produced a structural re-interpretation of this historic and prolific gold mining district (Figure 2). At the April Fool Target, selective grab and rock chip samples collected during the 2026 mapping program returned high-grade gold (see news release dated October 1, 2026). Mapping also showed that the geological setting of the April Fool target area is analogous to that of the Zanzibar Trend Target, which has returned multiple significant drill intercepts throughout 2026.

Figure 2: Overview of the Manhattan District with updated geological interpretation and target areas

April Fool and the Manhattan District Model

The Target is the site of the April 1905 discovery of free gold by John C. Humphrey that founded the Manhattan gold mining camp (Ferguson, 1924, USGS Bulletin 723). Early mining at April Fool was focused on shallow, high-grade veins and vugs within the Zanzibar Formation. Ferguson also recorded lower-grade gold mineralization in tunnels approximately 100 feet below surface that was not considered ore at the time. In the more than 120 years since, the only drilling that has occurred around the April Fool target was approximately 1,830 metres of reverse circulation drilling that formed the basis of a historical resource estimate by New Concept Mining, Inc. in 1997. No detailed records of this drilling have survived, so the precise collar coordinates, drill logs, and assay records are unknown at this time (Berry and Willard, 1997; see Technical Report, Section 6.4). Drill hole 26MN-133 is the first deep diamond core hole, and the first hole of a systematic drill program, ever completed on the Target (see news release dated October 1, 2026).

The Company interprets Manhattan to lie on a regional scale, dextral northwest-southeast shear comprised of multiple primary faults and secondary accommodation structures (Figure 2). Hydrothermal fluids flowed along these structures, mineralizing them and the adjacent damaged wallrock with high grade gold. Commonly, the mineralized and brecciated bodies occur at intersections of the primary and secondary structures with prospective lithological units, or at splays and jogs of the main structures where local zones of dilation can channel the fluids, such as at the Goldwedge Mine. The faulted contact of Caldera volcanics, against older metasediments, appears to be a particularly productive conduit. Prospective stratigraphic horizons, such as the Zanzibar Limestone as well as lithological contacts between units with a strong rheological contrast, can be receptive to mineralizing fluids where they intersect the feeder structures, and can form significant blow-out zones. Drill hole 26MN-133 confirms that setting is mineralized approximately 850 m from the core resource area. The large, interpreted fault corridor separating April Fool from the core resource area (Figure 2) projects southeast toward the Keystone – Jumbo Target, the next target scheduled for drilling.

In late September, one diamond drill was mobilized to April Fool to follow up on the mapping and sampling results. The first modern drill hole at the Target was designed to test the major structural boundary between the Oligocene Manhattan Caldera Volcanics and the Cambro-Ordovician metasedimentary package that abuts it (Figure 3).

Figure 3: Plan map of drill hole 26MN-133 at the April Fool Target Area with interpreted geology and highlighted gold intervals

26MN-133: This drill hole confirms the exploration concept developed by Scorpio geologists: significant gold mineralization occurs within and proximal to the feeder zone structure that defines the contact between the Manhattan Caldera Volcanics and the Cambro-Ordovician metasedimentary units (Figure 4). The upper interval of highest grade gold mineralization is hosted in silicified hydrothermal breccia with fine grained sulfides (Figure 5), with drusy quartz lining fractures and void spaces (Figure 6). Mineralization within the fault zone includes:

●	9.40 g/t gold over 13.05 m from 78.63 m

●	Including 16.03 g/t gold over 2.44 m from 80.01 m

●	And 19.83 g/t gold over 4.11 m from 84.34 m

Below this, a second structural zone assumed to be related to the main fault zone was encountered, which contained altered meta-mudstones of the Cambrian Gold Hill Formation, as well as gouge-filled damage zones and minor intervals of intermediate intrusive dike, which is a distinct phase from the granodiorite and aplite phases encountered deeper in the drillhole. It contained:

●	0.58 g/t gold over 6.74 m from 124.99 m

The lower, third significant interval of gold mineralization in drill hole 26MN-133 is found in a complex zone of alternating Cambrian Gold Hill meta-mudstones, meta-sandstones, and crosscutting molybdenite-bearing aplite dikes in the contact zone above a deeper granodiorite intrusion, possibly of Cretaceous age. The age, orientation, extent, and overall geological implications of the intrusive rocks are unknown at this time as they have not been observed at surface or in any previous drill holes executed by Scorpio. The lower intercept returned:

●	0.33 g/t gold over 45.57 m from 235.85 m

Figure 4: Cross section of drill hole 26MN-133 at the April Fool Target Area with interpreted geology and highlighted gold intervals, with schematic interpretation of gold-bearing fluid pathways.

Figure 5: Interval from 78.63 m to 88.45 m showing gold assay results from the silicified hydrothermal breccia with fine grained sulfides and surrounding damage zone associated with the large fault zone separating Cambrian Gold Hill meta-sediments from the Oligocene Manhattan Caldera Volcanics.

Figure 6: Close up view of sawn interval of silicified hydrothermal breccia with fine grained sulfides within sample interval from 85.16 m to 85.95 m which returned 35.94 g/t gold over 0.79 metres

QA/QC

HQ sized diamond drill core samples were cut in halves, then bagged and secured with security tags to ensure integrity during transportation to the Elko, NV, MSALABS facility for preparation. For quality assurance (“QA”), unmarked coarse blanks, unmarked certified reference materials, and requested laboratory duplicates were inserted into the sampling sequence. QA samples were systematically inserted into each batch of samples, amounting to approximately 10% of the run of samples. Samples were analyzed for gold using a two-cycle PhotonAssayTM analysis method (~500 g) of crushed material (70% passing 2 mm) at Elko. All MSALABS facilities are independent and comply with ISO 17025:2017. All QA/QC results fall within acceptable limits.

About the Manhattan District

Manhattan, located in the Walker Lane Trend of Nevada, USA, is road accessible and lies approximately 20 kilometres south of the operating Round Mountain Gold Mine (https://www.kinross.com/operations/default.aspx#americas-roundmountain), which has produced more than 15 million ounces of gold (past-production is cited solely for geological context, see third note, below). For the first time, the Company has consolidated Manhattan’s past-producing mines under a single entity that holds valuable permitting and water rights. Historically, Manhattan has produced approximately 700,000 ounces of gold from high-grade placer and lode operations dating from the late 1890s through to the mid-2000s.¹ The maiden mineral resource estimate (the “Maiden MRE”) covering the Goldwedge and Manhattan Pit areas of Manhattan is comprised of 18,343,000 tonnes grading 1.26 g/t gold for a total of 740,000 oz contained gold in the inferred category.² Inferred resources have a significant amount of uncertainty as to their existence and as to their economic feasibility. It cannot be assumed that all or any part will be upgraded to a higher category. They are not mineral reserves and have not demonstrated economic viability.

Notes

●	Adjacent Properties: The Company has no interest in, or rights to, any of the adjacent properties mentioned, including the Round Mountain Gold Mine, and exploration results on adjacent properties are not necessarily indicative of mineralization on the Company’s properties. Any references to exploration results on adjacent properties are provided for information only and do not imply any certainty of achieving similar results on the Company’s properties.

●	Historical Data: This news release includes historical information that has been reviewed by the Company’s qualified person. The Company’s review of the historical records and information reasonably substantiate the validity of the information presented in this news release. The Company encourages readers to exercise appropriate caution when evaluating these data and/or results.

●	Third-Party Mineral Projects: These deposits are cited solely for geological context. The Company cautions that these properties are not necessarily adjacent to, nor does the Company have any interest in or control over them. Although certain geological features may be similar, there is no assurance that mineralization comparable to these deposits will be discovered on any of the Company’s properties. Information regarding the aforementioned deposits is taken from publicly available sources and technical reports believed to be reliable but has not been independently verified by the Company. The Company encourages readers to exercise appropriate caution when evaluating these data and/or results.

●	Mineral Resource Estimate (MRE): All scientific and technical information relating to Manhattan pertaining to Maiden MRE contained in this news release is derived from the Technical Report dated April 23, 2026 (with an effective date of June 4, 2025) titled “Mineral Resource Estimate and NI 43-101 Technical Report” (the “Technical Report”) prepared by Matthew R. Dumala, P.Eng (BC) of Archer Cathro Geological (US) Ltd., Patrick Loury, M.Sc., CPG (AIPG) of Daniel Kunz & Associates, Annaliese Miller, LG (WA) of Geosyntec Consultants, Inc. and Art Ibrado, PhD, PE (AZ) of Fort Lowell Consulting PPLC. The information contained herein in respect of the Maiden MRE is subject to all of the assumptions, qualifications and procedures set out in the Technical Report and reference should be made to the full text of the Technical Report, a copy of which has been filed with the applicable securities regulators and is available under the Company’s profile on www.sedarplus.ca.

●	References: (1) Strachan, D. G., and Master, T. D., 2005: Update and Revision of the Gold Wedge Project Development, Nye County. Report prepared for Nevada; Royal Standard Minerals, Inc. and dated March 31, 2005; (2) Dumala, M. R., and Lowry, P., 2025: Mineral Resource Estimate and NI 43-101 Technical Report, Manhattan Property, Nye County, Nevada. Report prepared for Scorpio Gold Corporation and dated October 23, 2025 (with an effective date of June 4, 2025); and (3) Berry, A., and Willard, P., 1997: “Exploration and Pre-Production Mine Development, Manhattan District Project, Nye County”. Report prepared for New Concept Mining, Inc. and dated May 1997.

Qualified Person

The scientific and technical information in this news release has been reviewed, verified and approved by Leo Hathaway, P. Geo., Executive Technical Director of Scorpio Gold, a “Qualified Person”, as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects. Verification included review of laboratory certificates, review of field logs and chain-of-custody records, inspection of blank/standard/duplicate performance, and sample nature and location. No limitations or failures to verify were identified.

About Scorpio Gold Corp.

Scorpio Gold holds a 100% interest in the Manhattan District located in the Walker Lane Trend of Nevada, USA. Scorpio Gold’s Manhattan District is ~4,780-hectares and comprises the advanced exploration-stage Goldwedge Mine, and four past-producing pits that were acquired from Kinross in 2021 (see news release dated March 25, 2021 https://scorpiogold.com/news/scorpio-gold-closes-purchase-of-kinross-manhattan-property-nye-county-nevada/). The consolidated Manhattan District presents an exciting late-stage exploration opportunity, with over 140,000 metres of historical drilling, significant resource potential, and valuable permitting and water rights.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF SCORPIO GOLD CORPORATION

Zayn Kalyan, Chief Executive Officer and Director
Tel: (604) 252-2672
Email: zayn@scorpiogold.com

Investor Relations Contact:

Maddy Pavle, Manager - Investor Relations and Corporate Operations
mpavle@scorpiogold.com
ir@scorpiogold.com
Tel: (604) 249-8432

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NASDAQ: SGLD | TSX-V: SGLD | FSE: RY9

Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management as of the date of this news release.

Forward-looking statements in this news release include, among others, statements relating to: the Company’s interpretation of the results of drill hole 26MN-133 and of the geological setting of the April Fool Target, including its similarity to the Zanzibar Trend; the potential to extend gold mineralization at the April Fool Target and beyond the current mineral resource footprint; the district-scale potential of the Manhattan District; the Company’s plans to systematically drill test its other target areas, including the Keystone – Jumbo Target, and the sequence and timing of that drilling; the timing of receipt and reporting of pending assay results; the Company’s interpretation of the structural controls on mineralization within the Manhattan District and the application of that interpretation to other target areas; the Company’s ongoing exploration plans, priorities and objectives at the Manhattan Project, including resource expansion; the anticipated timing of future disclosures and announcements; and other statements that are not historical facts. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including: that the drill contractor, equipment and qualified personnel will be available and able to operate at the Company’s target areas, including the Keystone – Jumbo Target, on the anticipated schedule; that weather, ground conditions and access will permit drilling to proceed as planned; that the analytical laboratory will process and report assays within its expected turnaround times; that the Company will be able to obtain sufficient financing to complete planned exploration activities; that the Company will be able to obtain and maintain necessary permits and regulatory approvals in a timely manner; that exploration results will be consistent with management’s expectations; that general business and economic conditions will not change in a materially adverse manner; and that the Company’s interpretations of geological data, including the analogy drawn between the April Fool Target and the Zanzibar Trend, are accurate. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: delays in drilling due to contractor, equipment, personnel, weather, access or ground condition issues; delays in laboratory processing or reporting of assay results; the risk that the results of a single drill hole at April Fool are not representative of the grade, width or continuity of mineralization at the Target, and that further drilling does not confirm the Company’s geological interpretation; the risk that true widths of mineralization are materially less than the downhole intervals reported; the Company may require additional financing from time to time in order to continue its operations, which may not be available when needed or on acceptable terms and conditions; the inherent risks involved in the exploration and development of mineral properties, including uncertainties related to the interpretation of drill results and other geological data; fluctuations in commodity prices; compliance with extensive government regulation and changes in domestic and foreign laws and regulations that could adversely affect the Company’s business and results of operations; uncertainties related to obtaining necessary permits and regulatory approvals; risks related to the Company’s ability to retain key personnel; environmental risks and hazards; title matters and surface rights issues; competition in the mining industry; the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company’s securities, regardless of its operating performance; and other risks and uncertainties disclosed in the Company’s public filings.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.